FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2010
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



M E D I A   R E L E A S E

Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562-9700
Fax+27 11 562-9838
www.goldfields.co.za

GOLD FIELDS ISSUES Q2 F2010 GUIDANCE UPDATE

Johannesburg, 7 January 2010: Gold Fields Limited (Gold Fields) (JSE, NYSE, NASDAQ Dubai: GFI) today issued updated production guidance for Q2 F2010.

Attributable production for Q2 F2010 is expected to be approximately 900koz, which is 2.8% lower than the previous guidance of 925koz, provided on 29 October 2009. The lower production is mainly as a result of seismic related production stoppages experienced in South Africa. At the Driefontein mine in particular, seven days of production, or almost one third of the December production month, were lost due to a major seismic event which resulted in an extended search and rescue operation, as previously reported.

In line with the lower production, total cash costs and notional cash expenditure (NCE) for the Group are expected to be approximately US$615/oz and US$900 respectively, which is approximately 4% and 3% higher than guidance.

The full results for the Group will be published on Thursday, 4 February, 2010.

ends

Enquiries

Media and Investor Enquiries

Willie Jacobsz
Tel   +508 839-1188
Mobile +857 241-7127
email   Willie.Jacobsz@gfexpl.com

Nikki Catrakilis-Wagner
Tel   +27 11 562-9706
Mobile +27 (0) 83 309-6720
email   Nikki.Catrakilis-Wagner@
          goldfields.co.za

Media Enquiries

Julian Gwillim
Tel   +27 11 562-9774
Mobile +27 (0) 82 452 4389
email   Julian.Gwillim@goldfields.
          co.za

About Gold Fields
Gold Fields is one of the world's largest unhedged producers of gold with attributable production of 3.6 million ounces* per annum from nine operating mines in South Africa, Ghana, Australia and Peru. Gold Fields also has an extensive growth pipeline with both greenfields and near mine exploration projects at various stages of development. Gold Fields has total attributable Mineral Reserves of 81 million ounces and Mineral Resources of 271 million ounces. Gold Fields is listed on JSE Limited (primary listing), the New York Stock Exchange (NYSE), the Dubai International Financial Exchange (DIFX), the Euronext in Brussels (NYX) and the Swiss Exchange (SWX).   For more information please visit the Gold Fields website at www.goldfields.co.za.

Based on the annualised run rate for the fourth quarter of F2009

Directors: A J Wright (Chairman), N J Holland[†**] (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansah[#], C A Carolus, R Dañino*, A R Hill[#], J G Hopwood, R P Menell, D N Murray, D M J Ncube, R L Pennant-Rea[†], C I von Christierson, G M Wilson
[†]British, [#]Canadian, [#]Ghanaian, *Peruvian, ** Executive Director
Corporate Secretary: C Farrel

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 7 January 2010

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs